SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 24, 2007

IBERDROLA, S.A.

(Exact name of registrant as specified in its charter)

Cardenal Gardoqui, 8

48008 Bilbao

Spain

(Address of principal executive offices)

Copies to:

Michael S. Immordino

Latham & Watkins

99 Bishopsgate

London EC2M 3XF

United Kingdom

Tel: +44 20 7710 1000

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F:  ☒        Form 40-F:  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐        No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Exhibit Index

Exhibit Number	Description
Exhibit 99.1	Press release dated April 24, 2007, regarding Resolutions Adopted by Iberdrola’s Board of Directors.
Exhibit 99.2	Press release dated April 24, 2007, regarding Iberdrola’s Capital Stock Increase.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Iberdrola, S.A.

By:	/S/ JULIAN MARTINEZ-SIMANCAS SANCHEZ
Name:	Julián Martínez-Simancas Sánchez
Title:	General Secretary

Date: April 24, 2007

Exhibit 99.1

To the National Securities Market Commission

Madrid, April 24, 2007

Re: Resolutions adopted by the Board of Directors.

Dear Sirs:

We hereby inform you that, as of the date hereof, the Board of Directors of Iberdrola, S.A. (“IBERDROLA” or the “Company”) has adopted the following resolutions, among others:

I.    At the proposal of the Nomination and Compensation Committee, to renew Mr. Xabier de Irala Estévez as a member of the Executive Committee, as a result of his re-appointment as a Director at the March 29, 2007 General Shareholders’ Meeting. Therefore, the current makeup of the Executive Committee is maintained, being made up of the following members:

–	Mr. José Ignacio Sánchez Galán (Chairman)

–	Mr. Juan Luis Arregui Ciarsolo

–	Mr. Víctor de Urrutia Vallejo

–	Mr. José Ignacio Berroeta Echevarría

–	Mr. Xabier de Irala Estévez

II.    To accept the resignation of Mr. Federico San Sebastián Flechoso as Secretary of the Board of Directors of the Company, due to he is going to reach on April 27 the age of 65, and thanking Mr. San Sebastián for his extraordinary work in carrying out his position as Secretary of the Board. Mr. San Sebastián will continue to perform his duties as Legal Counsel to the Board of Directors and as Secretary of the Nomination and Compensation Committee.

III.    To appoint as Secretary of the Board of Directors, after a favourable report from the Nomination and Compensation Committee, Mr. Julián Martínez-Simancas Sánchez, who is currently the Vice-Secretary of the Board of Directors, and who will also continue serving as Secretary General.

IV.    To approve a new restated text of the Procedure for Conflicts of Interest and Related-Party Transactions with Directors, Significant Shareholders and Senior Management of Iberdrola, S.A., the text of which is attached hereto.

V.    To approve the issuance of simple debentures in the nominal amount of 97.071.179 pounds sterling within the framework of the combination with Scottish Power Plc and with respect to the Bond Alternative (as such term is defined in the Scheme Document).

Yours faithfully,

[Stamp of the Secretary of IBERDROLA]

Julián Martínez-Simancas Sánchez

*********************************

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of IBERDROLA, S.A. may not be offered or sold in the United States of America except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

PROCEDURE FOR

CONFLICTS OF INTEREST AND RELATED-PARTY

TRANSACTIONS

WITH DIRECTORS, SIGNIFICANT SHAREHOLDERS AND

SENIOR MANAGEMENT

OF

IBERDROLA, S.A.

TITLE I. CONFLICTS OF INTEREST	1

Chapter I.- General	1

Article 1. Scope of application of Title I	1

Chapter II.- Conflicts of Interest Involving the Company’s Directors	1

Article 2.- Conflict of interest	1
Article 3.- Duty to report a conflict of interest to the Board	2
Article 4.- Duty to abstain from participating in decision-making	2
Article 5.- Information on conflicts of interest	3

Chapter III.- Conflicts of interest involving Persons Subject to the Company’s Rules on Conflicts of Interest other than Directors	3

Article 6.- Conflict of Interest	3
Article 7.- Duty to report a conflict of interest to the Corporate Resources Division	4
Article 8.- Duty to abstain from participating in decision-making	4
Article 9.- Information regarding conflicts of interest	5

TITLE II. RELATED-PARTY TRANSACTIONS	5

Chapter I.- General	5

Article 10. Scope of application of Title II	5
Article 11.- Transactions affected by Title II	5

Chapter II.- Transactions with Directors and Significant Shareholders	6

Article 12.- Authorization of the Board of Directors	6
Article 13.- Directors’ reporting duty	6
Article 14.- Information on transactions with Directors and Significant Shareholders	6

Chapter III.- Transactions with Persons Subject to the Company’s Rules on Conflicts of Interest other than Directors	7

Article 15.- Authorization of the Corporate Resources Division	7
Article 16.- Duty to report transactions to the Corporate Resources Division	7
Article 17.- Information on transactions	8

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

TITLE I. CONFLICTS OF INTEREST

Chapter I.- General

Article 1. Scope of application of Title I

1.	The purpose of this Title is to establish and govern the procedure applicable to transactions or decisions in which there is a conflict, whether direct or indirect, between the interests of Iberdrola, S.A. (hereinafter “Iberdrola” or the “Company”) or any of the companies forming part of the Iberdrola Group and the personal interest of any of the Persons Subject to the Company’s Rules on Conflicts of Interest.

2.	For purposes of these Regulations, the following shall be deemed Persons Subject to the Company’s Rules on Conflicts of Interest: (i) the Directors of the Company; (ii) senior managers, i.e., managers reporting directly to the Company’s Board of Directors or the CEO [Consejero Delegado], if any, and, in any event, the Director of the Internal Audit Area; and (iii) the persons designated by the Regulatory Compliance Unit (the “Unit”), in view of the possibility of their being involved in potential conflicts of interest considering their position in the Company or the Group. The Unit shall notify such persons of their status as Persons Subject to the Company’s Rules on Conflicts of Interest.

3.	This Title further develops the provisions of article thirty-five of the Regulations of the Board of Directors and of article eleven of the Internal Regulations for Conduct in the Securities Markets.

Chapter II.- Conflicts of Interest Involving the Company’s Directors

Article 2.- Conflict of interest

1.	A conflict of interest shall be deemed to exist in all situations where there is a conflict, whether direct or indirect, between the interests of the Company or of the companies forming part of the Iberdrola Group and the personal interest of a Director. A personal interest of a Director shall be deemed to exist when a matter affects the Director or a Related Person.

2.	For purposes of these Regulations, the following shall be deemed Related Persons:

a)	The Director’s spouse or other persons related to the Director by a like relationship of affection.

b)	The ascendants, descendants or siblings of the Director or of the Director’s spouse (or another person related to the Director by a like relationship of affection).

c)	The spouses of the Director’s ascendants, descendants and siblings.

d)	The companies in which the Director, acting personally or through a third party, falls within any of the situations contemplated in Section 4 of Law 24/1988, of July 28, on the Securities Market.

3.	In the case of a legal entity acting as Director, the following shall be deemed Related Persons:

NOTICE.    This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

a)	The shareholders who, in respect of the legal entity acting as Director, fall within any of the situations contemplated in Section 4 of Law 24/1988, of July 28, on the Securities Market.

b)	The companies that form part of the same group, as such is defined in Section 4 of Law 24/1988, of July 28, on the Securities Market, and the shareholders thereof.

c)	The individual acting as a representative, the directors (in fact or in law), and the liquidators of, and the representatives holding general powers of attorney granted by, the legal entity acting as Director.

d)	Those persons who, in respect of the representative of the legal entity acting as Director, are deemed Related Persons pursuant to the provisions of the preceding sub-section applicable to individuals acting as Directors.

4.	The participation of any Director in the management of a company whose corporate purpose is totally or partially analogous to the corporate purpose of Iberdrola, or which is a competitor of Iberdrola, or the provision of services to such company shall be governed, in addition to these regulations, by the provisions of sub-section one of article thirty-four of the Regulations of the Board regarding the duty of Directors not to compete.

Article 3.- Duty to report a conflict of interest to the Board

1.	Directors who become involved in a conflict of interest shall give written notice thereof to the Secretary of the Company’s Board of Directors, who shall send a copy of such notice to the Unit. The Unit will send periodically copies of such notices to the Audit and Compliance Committee through its Chairman.

2.	The affected Director shall specify in the notice whether the conflict affects the Director personally or through a Related Person, in which case the Director shall provide the name of such person. In addition, the Director shall specify the circumstances that led to the conflict and describe, if appropriate, the subject matter and the principal terms of the planned transaction or decision, the amount or approximate economic valuation thereof and the department or person of the Company or of any of the companies of the Iberdrola Group with whom the respective contacts were made.

Once the affected Director becomes aware of the commencement of such contacts, such Director shall give such notice immediately, and, in any event, before the respective decision is made or the respective transaction is carried out.

3.	In the event of any doubt as to whether a Director might be involved in a conflict of interest for any reason, the Director shall make the respective query to the Secretary of the Board of Directors. The Director shall also refrain from taking any action until the Secretary of the Board of Directors replies to the Director’s query. The Secretary may submit the query to the Unit, if the Secretary deems it appropriate.

Article 4.- Duty to abstain from participating in decision-making

1.	The affected Director shall not attend or participate in the deliberation and voting on those matters regarding which the Director is involved in a conflict of interest, both at Board of Directors meetings and before any other decision-making body, committee or division participating in the respective transaction or decision.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.	2

Proprietary Directors shall abstain from voting on matters that may entail a conflict of interest between the shareholders who have proposed their appointment and the Company.

2.	At each meeting of the Board of Directors and of the Executive Committee, the Secretary shall remind the Directors, before dealing with the agenda, of the abstention rule established in paragraph two of article thirty-five of the Regulations of the Board of Directors, as well as of the applicability of this procedure. At meetings of the Audit and Compliance Committee and of the Nominating and Compensation Committee, the provisions of this paragraph shall be complied with by the Secretary of the respective Committee.

Article 5.- Information on conflicts of interest

1.	The Secretary of the Company’s Board of Directors shall prepare a Directors’ Conflicts of Interest Register, which shall be permanently updated, with detailed information on each conflict that arises. The information set forth in such Register shall be made available to the Unit at its request. Likewise, the information set forth in such Register shall be made available periodically to the Audit and Compliance Committee through the Internal Audit Division.

2.	In addition, there shall also be included in the Directors’ Conflict of Interest Register the information provided by the Directors regarding their interest in the share capital of a company with the same, an analogous or a supplemental line of business to that which constitutes the corporate purpose of Iberdrola or of the companies of its Group and the positions or responsibilities held by them therein, as well as the conduct, for their own account or for the account of third parties, of a line of business that is the same, analogous or supplemental to the business that constitutes the corporate purpose.

3.	The information described in the previous paragraphs shall be made public in the events and with the scope required by current regulations.

Chapter III.- Conflicts of interest involving Persons Subject to the Company’s

Rules on Conflicts of Interest other than Directors

Article 6.- Conflict of Interest

1.	A conflict of interest shall be deemed to exist in all situations where there is a conflict, whether direct or indirect, between the interests of the Company or of the companies forming part of the Iberdrola Group and the personal interest of the Person Subject to the Company’s Rules on Conflicts of Interest. A personal interest of the Person Subject to the Company’s Rules on Conflicts of Interest shall be deemed to exist when a matter affects such Person or a Related Person.

2.	For purposes of these Regulations, the following shall be deemed to be Related Persons of the Person Subject to the Company’s Rules on Conflicts of Interest:

a)	The spouse of the Person Subject to the Company’s Rules on Conflicts of Interest or other persons related to such Person by a like relationship of affection.

b)	The ascendants, descendants or siblings of the Person Subject to the Company’s Rules on Conflicts of Interest or of such person’s spouse (or another person related to the Person Subject to the Company’s Rules on Conflicts of Interest by a like relationship of affection).

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.	3

c)	The spouses of the ascendants, descendants and siblings of the Person Subject to the Company’s Rules on Conflicts of Interest.

d)	The companies in which the Person Subject to the Company’s Rules on Conflicts of Interest, acting personally or through a third party, falls within any of the situations contemplated in Section 4 of Law 24/1988, of July 28, on the Securities Market.

Article 7.- Duty to report a conflict of interest to the Corporate Resources Division

1.	A Person Subject to the Company’s Rules on Conflicts of Interest who becomes involved in a conflict of interest must report such situation in writing to such person’s immediate superior, who shall forward such notice to the Company’s Corporate Resources Division or any other body of the Company which may, in the future, take over the functions of such Division. The Corporate Resources Division shall send a copy of such notice to the Unit.

2.	If the conflict of interest involves a senior manager of the Company, the notice mentioned in the previous paragraph shall be addressed directly to the manager of the Company’s Corporate Resources Division or of any other body of the Company which may hereafter take over the functions of such Division.

3.	In the notice, the Person Subject to the Company’s Rules on Conflicts of Interest involved in such conflict shall specify whether the conflict involves him/her personally or through a Related Person, in which case, he/she must provide the name of such person. In addition, he/she shall specify the circumstances that led to the conflict and describe, if appropriate, the subject matter and the principal terms of the planned transaction or decision, the amount or approximate economic valuation thereof and the department or person of the Company or of any of the companies of the Iberdrola Group with whom the respective contacts were made.

Upon becoming aware of the commencement of such contacts, the affected Person Subject to the Company’s Rules on Conflicts of Interest shall give such notice immediately, and, in any event, before the respective decision is made or the respective transaction is carried out.

4.	In the event of any doubt as to whether a Person Subject to the Company’s Rules on Conflicts of Interest might be involved in a conflict of interest for any reason, such Person must make the respective query to his/her immediate superior, who shall send such notice to the Company’s Corporate Resources Division or the body of Iberdrola which may hereafter take over its functions. If the conflict of interest involves a senior manager of the Company, the query mentioned in this paragraph shall be addressed directly to the manager of the Corporate Resources Division or of any other body of the Company which may hereafter take over the functions of such Division.

The Person Subject to the Company’s Rules on Conflicts of Interest must likewise refrain from taking any action until the Company´s Corporate Resources Division or such body of Iberdrola as may hereafter take over its functions, replies to his/her query. The Corporate Resources Division may, if it deems it appropriate, submit the query to the Unit.

Article 8.- Duty to abstain from participating in decision-making

1.	A Person Subject to the Company’s Rules on Conflicts of Interest must abstain from participating in or influencing decision-making by any decision-making

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.	4

body, committee or division participating in the respective transaction or decision which could affect the persons or entities with which there is a conflict.

2.	A Person Subject to the Company’s Rules on Conflicts of Interest must also refrain from accessing confidential information regarding such conflict.

Article 9.- Information regarding conflicts of interest

1.	The manager of the Company’s Corporate Resources Division or of the decision-making body of Iberdrola which may hereafter take over its functions, shall prepare a Register of Persons Subject to the Company’s Rules on Conflicts of Interest other than Directors, which shall be permanently updated, with detailed information on each conflict of interest that occurs. The information set forth in such Register shall be made available to the Unit, at its request.

2.	The information mentioned in the previous paragraph shall be made public in the events and with the scope required by current regulations.

TITLE II. RELATED-PARTY TRANSACTIONS

Chapter I.- General

Article 10. Scope of application of Title II

1.	The purpose of this Title is to establish and govern the procedure applicable to transactions carried out by the Company or any of the companies of its Group: (i) with Persons Subject to the Company’s Rules on Conflicts of Interest (including Directors), (ii) with shareholders holding an interest of five percent (5%) or more in the share capital or who have proposed the appointment of any of the Directors of the Company (the “Significant Shareholders”) or (iii) with the respective Related Persons.

2.	This Title further develops the provisions of article thirty-nine of the Regulations of the Board of Directors and article twelve of the Internal Rules of Conduct.

Article 11.- Transactions affected by Title II

1.	The transactions affected by this Title are all transfers of resources, services or obligations, regardless of whether or not they are made for valuable consideration, carried out by any of the persons mentioned in the previous article with Iberdrola or with any of the following companies or entities:

a)	The companies or entities which, directly or indirectly through third parties, control, are controlled by or are under common control with Iberdrola, including controlling companies or entities and subsidiaries.

b)	The companies or entities which, while not comprised in the foregoing cases, exercise significant influence over Iberdrola.

c)	The companies or entities over which Iberdrola exercises significant influence.

2.	In the event that any of the transactions mentioned in the previous paragraph entails successive transactions, of which the second and subsequent transactions are mere acts of execution of the first transaction, the provisions of this Title shall only apply to the first transaction carried out.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.	5

Chapter II.- Transactions with Directors and Significant Shareholders

Article 12.- Authorization of the Board of Directors

1.	All transactions mentioned in this Chapter shall, in any event, be subject to the prior authorization of the Board of Directors of the Company or, in urgent cases, of the Executive Committee, upon the prior favorable report of the Audit and Compliance Committee.

2.	The Board of Directors shall ensure, through the Audit and Compliance Committee, that transactions with Directors and Significant Shareholders or with the respective Related Persons, are carried out under arm’s length conditions and with due observance of the principle of equal treatment of shareholders.

3.	In the case of customary or recurring transactions in the ordinary course of business, it shall be sufficient to give a generic approval of the kind of transaction and of the conditions for performance thereof.

4.	However, no authorization of the Board or of the Executive Committee, as the case may be, shall be required in connection with transactions that simultaneously satisfy the following three conditions: (i) that they are conducted under contracts whose terms and conditions are standardized and apply en masse to a large number of clients; (ii) that they are conducted at prices or rates established generally by the party acting as supplier of the goods or services in question, and (iii) that the amount thereof does not exceed one percent (1%) of the annual income of the Company.

Article 13.- Directors’ reporting duty

1.	Without prejudice to the provisions of article twelve above, Directors shall report in writing the transactions carried out by them and by the respective Related Persons, by means of a notice addressed to the Secretary of the Board of Directors. If the Directors or the respective Related Persons have not carried out any transactions, the Directors will report in this regard. Such notice shall be sent on a semi-annual basis, within the first week of January and July.

2.	The notice shall include the following contents: (a) the nature of the transaction; (b) the date on which the transaction originated; (c) conditions and periods for payment; (d) the name of the person who carried out the transaction and relationship, if any, with the Director; (e) the amount of the transaction and (f) other aspects such as pricing policies, warranties given and received and any other feature of the transactions that will allow for a proper understanding of the transaction carried out, including information on transactions not made under arm’s length conditions.

3.	To that end, the Secretary of the Board shall send a notice to the Directors on a semi-annual basis, requesting the timely information to be sent to the Company.

Article 14.- Information on transactions with Directors and Significant Shareholders

1.	The Secretary of the Company’s Board of Directors shall prepare a Register of the transactions carried out with Directors and Significant Shareholders, or with the respective Related Persons. The information set forth in such Register shall be made available to the Unit at its request. Likewise, the information set forth in

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.	6

such Register shall be made available periodically to the Audit and Compliance Committee through the Internal Audit Division.

2.	The transactions making up the above-mentioned Register shall be made public in the events and with the scope contemplated in applicable regulations.

Chapter III.- Transactions with Persons Subject to the Company’s Rules on Conflicts of Interest other than Directors

Article 15.- Authorization of the Corporate Resources Division

1.	Any transaction mentioned in this Chapter shall in any event be subject to the authorization of the Company’s Corporate Resources Division or of any other decision-making body of the Company which may in future take over the functions of such Division.

2.	The Company’s Corporate Resources Division shall ensure that transactions with Persons Subject to the Company’s Rules on Conflicts of Interest are carried out under arm’s length conditions and with due observance of the principle of equal treatment of shareholders.

3.	In the case of customary or recurring transactions in the ordinary course of business, it shall be sufficient to give a generic approval of the kind of transaction and of the conditions for performance thereof.

4.	However, no authorization of the Company’s Corporate Resources Division shall be required in connection with transactions that simultaneously satisfy the following three conditions: (i) that they are conducted under contracts whose terms and conditions are standardized and apply en masse to a large number of clients; (ii) that they are conducted at prices or rates established generally by the party acting as supplier of the goods or services in question, and (iii) that the amount thereof does not exceed one percent (1%) of the annual income of the Company.

Article 16.- Duty to report transactions to the Corporate Resources Division

1.	Without prejudice to the provisions of article fifteen above, the Persons Subject to the Company’s Rules on Conflicts of Interest must report in writing the transactions carried out by them and by the respective Related Persons through notice to the manager of the Company’s Corporate Resources Division or any other decision-making body of the Company which may hereafter take over the functions of such Division. Such notice shall be sent on a semi-annual basis, within the first week of January and July.

2.	The notice shall include the following contents: (a) the nature of the transaction; (b) the date on which the transaction originated; (c) conditions and periods for payment; (d) the name of the person who carried out the transaction and his relationship, if any, with the Director; (e) the amount of the transaction and (f) other aspects such as pricing policies, warranties given and received and any other feature of the transactions that will allow for a proper understanding of the transaction carried out, including information on transactions not made under arm’s length conditions.

3.	To that end, the manager of the Company’s Corporate Resources Division shall send a notice to the Persons Subject to the Company’s Rules on Conflicts of

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.	7

Interest on a semi-annual basis, requesting the timely information to be sent to the Company.

Article 17.- Information on transactions

1.	The manager of the Company’s Corporate Resources Division shall prepare a Register of the transactions carried out with Persons Subject to the Company’s Rules on Conflicts of Interest, or with the respective Related Persons. The information set forth in such Register shall be made available to the Unit at its request.

2.	The transactions making up the above-mentioned Register shall be made public in the events and with the scope contemplated in applicable regulations.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.	8

Exhibit 99.2

COMISIÓN NACIONAL DEL MERCADO DE VALORES

To the attention of Mister Rodrigo Buenaventura

Director del Área de Mercado

Paseo de la Castellana, 19

28046 Madrid

Madrid, April 24, 2007

COMISIÓN NACIONAL DEL MERCADO DE VALORES—Significant Event

Dear Sir,

Pursuant to Article 82 of Law 24/1988, of July 28, 1988, on the Securities Market (Ley de 24/1988, de 28 de julio, del Mercado de Valores), and the laws and regulations made thereunder, and in connection with the capital stock increase resolved by the General Shareholders’ Meeting of IBERDROLA, S.A. (hereinafter, “Iberdrola” or the “Company”) on March 29, 2007 (reported to this Commission on March 29, 2007 by means of the notice of significant event registered with number 78,634), by virtue of which it was resolved to issue 263,377,413 new ordinary shares of 3 euros of face value each, the execution of which may be carried out in three different dates, we hereby inform you that:

I.	In connection with such capital stock increase and the admission to listing on the Bolsas de Valores and the incorporation to the Continuous Market (Sistema de Interconexión Bursátil, Mercado Continuo) of the new shares, the Spanish Securities and Exchange Commission (Comisión Nacional del Mercado de Valores, “CNMV”) registered on April 12, 2007, under reference number 8,706 the Securities Note relating to the new shares (Nota sobre las Acciones relativas al aumento de capital mediante aportaciones no dinerarias de las acciones ordinarias de Scottish Power plc), which comprised: (i) a summary of the combination with SCOTTISH POWER PLC; (ii) the risk factors; (iii) the securities note; (iv) and the significant events occurred since the approval and registration by the CNMV of the Registration Statement (Documento de Registro) of Iberdrola, dated January 11, 2007; and (v) and the pro-forma financial information (the “Securities Note”).

II.	On April 23, 2007, the Board of Directors of Iberdrola resolved to formalize the first execution of the capital stock increase, by means of which 245,225,982 ordinary shares of the Company were subscribed for and fully paid-in (the “Shares”).

III.	Today, April 24, 2007, the public deed formalizing this first execution of the capital stock increase, which has been fully subscribed for and paid-in by the former shareholders of SCOTTISH POWER PLC, has been registered with the Mercantile Registry of Vizcaya.

IV.	Likewise, on the date hereof, the CNMV has included in its official registries a supplement to the Securities Note and has verified compliance of all the legal requirements regarding the admission to listing of the Shares.

1

V.	It is expected that the Shares will be listed and normally traded on the Bolsas de Valores of Barcelona, Bilbao, Madrid y Valencia as from April 25, 2007.

We remain at your disposal and at the disposal of that National Commission.

Yours sincerely,

[Seal of the Secretary of IBERDROLA]

Julián Martínez-Simancas Sánchez

2

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of IBERDROLA, S.A. may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

3